UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CELLULAR DYNAMICS INTERNATIONAL, INC.

(Name of Subject Company)

CELLULAR DYNAMICS INTERNATIONAL, INC.

(Name of Persons Filing Statement)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

15117V109

(CUSIP Number of Class of Securities)

Anna M. Geyso

Senior Vice President, General Counsel & Secretary

Cellular Dynamics International, Inc.

525 Science Drive

Madison, Wisconsin 53711

Telephone (608) 310-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Jonathan Babb

Imad Qasim

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is Cellular Dynamics International, Inc., a Wisconsin corporation (“Cellular Dynamics”, “CDI” or the “Company”). The address of the Company’s principal executive offices is 525 Science Drive, Madison, Wisconsin, 53711. The telephone number of the Company’s principal executive offices is (608) 310-5100.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, $0.0001 par value (each, a “Share”). As of March 27, 2015, there were 15,814,008 issued and outstanding Shares (none of which were held in the treasury of the Company). In addition, as of March 27, 2015, 2,772,351 Shares were subject to outstanding options to purchase Shares (each, an “Option”), there were no Shares subject to forfeiture or other restrictions (“Restricted Stock”) and 28,406 Shares were subject to outstanding warrants to purchase Shares (each, a “Warrant”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1—Subject Company Information—Name and Address” above. The Company’s website address is www.cellulardynamics.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the cash tender offer by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”). Parent and Purchaser filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2015 (together with its exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any (subject to the Minimum Tender Condition as defined below) and all of the outstanding Shares at a price per Share of $16.50 (the “Offer Price”), net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 30, 2015 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) in accordance with the Wisconsin Business Corporation Law (the “WBCL”), with the Company surviving the Merger (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned of record by any wholly-owned subsidiary of the Company, Shares owned of record by Parent, Purchaser or any of their respective wholly-owned subsidiaries and Shares held by shareholders who properly exercise dissenters’ rights under the WBCL, if available) will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of Parent.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of Shares that, when added to the Shares directly or indirectly owned by Parent and its wholly-owned subsidiaries, would constitute the greatest of (x) fifty-four percent (54%) of the number of Shares issued and outstanding as of the close of business on March 27, 2015, (y) the number of Shares which, together with the number of Shares issuable immediately after the exercise of the Top-Up Option (as defined below) and the issuance of the Top-Up Option Shares (as defined below) (and not before), would result in the minimum number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 180.1104 of the WBCL being reached (assuming the issuance of the Top-Up Option Shares) and (z) a majority of the Shares then issued and outstanding (the “Minimum Tender Condition”).

The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on April 30, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser is 200 Summit Lake Drive, Valhalla, New York, 10595-1356 and the address of the principal executive offices of Parent is 7-3 Akasaka 9-chome, Minato-ku, Tokyo 107-0052, Japan.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.cellulardynamics.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Certain of Its Affiliates

Merger Agreement

On March 30, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 13—The Merger Agreement; Other Agreements” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the

Company, Parent or Purchaser and should not be relied upon as disclosures about the Company, Parent or Purchaser. Factual disclosures about the Company contained in public reports filed with the SEC prior to the execution of the Merger Agreement may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

FUJIFILM Corporation, a subsidiary of Parent, and the Company entered into a confidentiality agreement, dated January 26, 2015 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent is obligated, among other things and subject to certain exceptions, to keep, and cause its Representatives (as defined in the Confidentiality Agreement) to keep, confidential information furnished to it and its Representatives, including information furnished directly or indirectly by the Company or any of its Representatives, and to use such information solely for the purpose of evaluating, negotiating, advising or financing with respect to a possible transaction between Parent (or one of its subsidiaries) and the Company. FUJIFILM Corporation also agreed (which agreement also applies to Parent and FUJIFILM Corporation’s other affiliates), subject to certain exceptions, that it and its Representatives would not, for a period of two years from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of or employ (i) any officer or director of the Company or (ii) any employee of the Company or any of its subsidiaries employed by the Company or any of its subsidiaries on the date of the Confidentiality Agreement or any time thereafter and prior to the termination of discussions between Parent and the Company whose annual salary exceeded $100,000. Pursuant to the Confidentiality Agreement, Parent is also subject to standstill provisions that prohibit Parent and its Representatives from taking certain actions involving or with respect to the Company for a period of two years from the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to this Statement and is incorporated herein by reference.

Promissory Note

On March 30, 2015, the Company and FUJIFILM Holdings America Corporation, an affiliate of Parent (“Lender”), entered into a Promissory Note (the “Promissory Note”) in connection with the Merger Agreement. Pursuant to the Promissory Note, the Company promised to pay the principal amount of $12,100,000 on the earlier to occur of (i) the first annual anniversary of the date of execution and delivery of the Merger Agreement and (ii) the date of execution and delivery by the Company of an Acquisition Agreement (as defined in the Merger Agreement) (such earlier date, the “Maturity Date”). The unpaid principal amount under the Promissory Note will bear interest at the rate of eight and one-half percent (8.50%) per annum beginning on the date of the Promissory Note and to but not including the Maturity Date. The interest rate on the Promissory Note will be increased to eleven and one-half percent (11.50%) per annum (i) so long as an Event of Default (as defined in the Promissory Note) occurs and is continuing and has not been cured or waived and (ii) on and after the Maturity Date. The Company has the right at any time and from time to time to prepay amounts borrowed under the Promissory Note in whole or in part without premium or penalty.

Until the outstanding principal balance of the Promissory Note and all accrued and unpaid interest are paid in full, the Company agreed that it will not permit to exist any indebtedness for borrowed money other than (i) the indebtedness evidenced by the Promissory Note and (ii) indebtedness for borrowed money in an aggregate principal amount of not more than $5,000,000, which such indebtedness will be subordinated to the payment and performance of the Promissory Note on terms and conditions reasonably satisfactory to Lender.

The foregoing summary of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the Promissory Note, which is filed as Exhibit (d)(3) to this Statement and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The board of directors of the Company (“Board”) was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger—Reasons for the Board’s Recommendation.”

Tender and Support Agreement

In order to induce Parent and Purchaser to enter into the Merger Agreement, certain shareholders of the Company, including all members of the Board (in their capacity as shareholders of the Company), entered into Tender and Support Agreements (the “Tender and Support Agreements”) with Parent and Purchaser concurrently with the execution and delivery of the Merger Agreement. On the terms and subject to the conditions of the Tender and Support Agreements, among other things, these individuals agreed to tender into the Offer Shares owned of record and beneficially by them, together with any other Shares as to which the individual acquires record and beneficial ownership after the date of the Tender and Support Agreement and prior to the earlier of the Effective Time and the termination of all of the individual’s obligations under the Tender and Support Agreement, including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any warrants or options, or the conversion of any convertible securities or otherwise, and to vote such Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby at any special meeting of Company shareholders called for that purpose. Such shareholders owned of record and beneficially in the aggregate approximately 12.3% of the outstanding Shares as of March 27, 2015.

The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of the Company

Treatment of Shares

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company shareholders who tender Shares. As of March 27, 2015, the directors and executive officers of the Company beneficially owned, in the aggregate, 2,213,618 Shares, excluding Shares issuable upon the exercise of Options and Warrants. If the directors and executive officers were to tender all 2,213, 618 of such Shares in the Offer and such Shares were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive, in the aggregate, $36,524,697 in cash. If the directors and executive officers of the Company do not tender such Shares in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other shareholders of the Company, and the directors and executive offers would receive in the aggregate, $36,524,697 in cash.

Company Stock Options

The Merger Agreement requires that, prior to the Effective Time, the Board (or, if appropriate, a committee thereof) adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding Option will be fully vested and, at the Effective Time, cancelled and, in exchange for the cancellation of each such Option, the holder will be entitled to receive a cash payment equal to the product of (i) the total number of Shares subject to the cancelled Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such cancelled Option, without interest (less any required tax withholdings). However, any Option with respect to which the exercise price per Share is equal to or greater than the Merger Consideration will be cancelled without the payment of any consideration.

Company Restricted Stock

Pursuant to the Merger Agreement, each award of Restricted Stock outstanding immediately prior to the Effective Time will be fully vested and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares will lapse, and each such Share will be canceled and converted into and constitute the right to receive $16.50 in cash per Share (less any applicable withholding of taxes), without interest.

Warrants

The Company will provide each holder of a Warrant with written notice of the Offer and the Merger, together with such reasonable information as such holder of a Warrant may request in connection therewith, not less than twenty (20) days prior to the closing of the Offer. Holders of Warrants who wish to participate in the Offer may exercise their Warrants and tender the Shares received upon exercise in accordance with the instructions and procedures described in “Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

All outstanding Warrants expire upon the consummation of the Merger. Holders of Warrants may choose to exercise their Warrants in accordance with terms thereof and tender the Shares received upon such exercise in accordance with the Offer. If the holder of a Warrant (a) fails to properly or timely exercise such Warrant or (b) fails to pay the applicable exercise price, in either case, before the consummation of the Merger, such Warrant will expire unexercised, and no Shares will be issued in respect thereof. The Offer will not otherwise modify the terms of the Warrants.

Summary of Share and Equity Award-Related Payments to the Current Executive Officers and Directors of the Company

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement based on the number of Shares held by each director and executive officer and pursuant to their equity-based compensation awards held as of March 27, 2015, which are payable as described above. As of March 27, 2015, none of our directors or executive officers held outstanding awards of Restricted Stock.

Name	Number of Shares (1)(2)		Cash Consideration for Shares	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Aggregate Cash Consideration for Options
Robert J. Palay	684,166	(3)	$11,288,739	288,848	166,538	$2,552,457
Thomas M. Palay	684,166	(3)	$11,288,739	288,848	166,538	$2,552,457
Timothy D. Daley	1,000		$16,500	14,004	23,562	$318,975
Anna M. Geyso	17,396		$$287,034	28,750	66,250	$185,800
Emile F. Nuwaysir	—		$—	228,777	78,790	$1,990,403
Christopher Parker	—		$—	157,302	78,470	$1,406,282
Nicholas J. Seay	67,861		$1,119,707	46,658	53,561	$324,688
Kenneth C. Hunt	81,585		$1,346,153	31,610	1,282	$229,854
Craig T. January	76,327		$1,259,396	56,739	1,282	$486,077
Stanley D. Rose	41,479		$684,404	51,610	1,282	$425,153
Sheli Z. Rosenberg	273,432		$4,511,628	15,221	1,282	$73,340
James A. Thomson	871,689		$14,382,869	288,851	166,536	$2,522,467
Michael J. Van Handel	98,683		$1,628,270	26,995	1,282	$180,404
Susan A. Willetts	—		$—	2,558	1,278	$34,524

(1)	Excludes Options reported in other columns of this table.
(2)	Excludes Warrants. As of March 27, 2015, Anna M. Geyso holds Warrants to purchase 85 Shares, Nicholas J. Seay holds Warrants to purchase 68 Shares and no other directors or executive officers of the Company hold any Warrants.
(3)	Robert J. Palay and Thomas M. Palay have shared beneficial ownership of these shares.

Change in Control Severance Benefits Agreements with Executive Officers

Under the Company’s employment agreements with each of Robert J. Palay, the Chairman of the Board and Chief Executive Officer of the Company, and Dr. Thomas M. Palay, Vice Chairman of the Board and President of the Company, Mr. Palay and Dr. Palay will each become entitled to enhanced severance benefits if (i) within 12 months after a change in control of the Company the executive’s employment is terminated by the Company without cause, by the executive for good reason, or due to a Company non-renewal of the employment agreement, or (ii) within 90 days prior to a change in control, the executive’s employment is terminated by the Company without cause in anticipation of a change in control. In such cases, if such termination occurs prior to July 30, 2016 (the third anniversary of the effective date of the employment agreement), the severance benefits are, in general, equal to (i) three times the sum of (a) the executive’s annual base salary at the time of termination or the change in control, whichever is greater, and (b) the target bonus at the time of termination or the change in control, whichever is greater, (ii) the cost of monthly health insurance premiums for 36 months, and (iii) a prorated annual bonus for the year in which the termination occurs based on actual performance during such year.

Under the Company’s employment agreement with Dr. Emile F. Nuwaysir, Vice President and the Chief Operating Officer of the Company, Dr. Nuwaysir will become entitled to severance benefits if within 12 months after a change in control of the Company, Dr. Nuwaysir’s employment is terminated by the Company without cause or by Dr. Nuwaysir for good reason. In such cases, the severance benefits are equal to the sum of Dr. Nuwaysir’s annual base salary and target bonus amount for the calendar year of the termination (or, if one has not been set for such year, the immediately prior calendar year).

Under the Company’s employment agreement with Timothy Daley, Vice President, Chief Financial Officer and Treasurer of the Company, Mr. Daley will become entitled to severance benefits if within 12 months after a change in control of the Company, Mr. Daley’s employment is terminated by the Company without cause, by Mr. Daley for good reason or due to a disability. In such cases, in addition to entitlement to any accrued but unpaid amounts, Mr. Daley would be entitled to a lump sum payment equal to (i) his annual salary or (ii) if the termination occurs on or prior to January 9, 2017, two years of his annual salary.

Under the Company’s employment agreement with Anna M. Geyso, Senior Vice President, General Counsel and Secretary, Ms. Geyso will become entitled to a severance benefit if within 12 months after a change in control of the Company, Ms. Geyso’s employment is terminated by the Company without cause, by Ms. Geyso for good reason or due to a disability. In such cases, in addition to entitlement to any accrued but unpaid amounts, Ms. Geyso would be entitled to a lump sum payment equal to (i) her annual salary or (ii) if the termination occurs prior to November 18, 2015 (the second anniversary of the effective date of the employment agreement), two years of her annual salary.

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Employee Matters Following Closing

The Merger Agreement provides that, for one year beginning at the Effective Time, Parent will provide or cause its subsidiaries (including the Surviving Corporation) to provide each employee of the Company or its subsidiaries as of immediately prior to the Effective Time (each, a “Company Employee”) with (i) base salary, wages and commission opportunities that are no less favorable than the base salary, wages and commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) a target annual bonus opportunity that is not less than the target annual bonus opportunity provided to such Company Employee immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than the severance benefits provided under any severance plan, policy or agreement of the Company or its subsidiaries in effect for the benefit of such Company Employee immediately prior to the Effective Time.

In addition, for one year beginning at the Effective Time, Parent has agreed to provide, or cause to be provided, to each Company Employee other compensation and benefits (excluding equity compensation) that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time. Parent has also agreed to assume, honor and continue the terms of severance, retention or termination plans, policies, programs, agreements and arrangements of the Company and its subsidiaries and, during the one year period following the Effective Time (or such longer time as required under the terms of the applicable plan, program or arrangement), such plans, programs, and arrangements shall not be amended or modified except as required to comply with applicable law or as consented to by the parties.

Section 16 Matters

The Merger Agreement provides that the Company may take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act. The Board took such action on March 29, 2015.

Indemnification, Directors’ and Officers’ Insurance

The Company’s bylaws contain provisions that require the Company to indemnify any current or former director or officer who (i) has been successful on the merits or otherwise in the defense of a threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding (a “Proceeding”), for all reasonable expenses or (ii) was a party to a Proceeding because her or she is a current or former director or officer of the Company, for all judgments, penalties, assessments, forfeitures or fines and reasonable expenses related thereto, unless, in the case of clause (ii), it is determined by final judicial adjudication that such person breached or failed to perform a duty owed to the Company which constituted (A) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (B) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful, (C) a transaction from which the director or officer derived an improper personal profit, or (D) willful misconduct. The Company’s bylaws additionally provide for the advancement of expenses, to the extent actually and reasonably incurred in connection with a suit, action or proceeding, in connection with such indemnification, so long as the Company has received a written affirmation of the indemnified party’s good faith belief that he or she is entitled to indemnification and an undertaking by the person being indemnified to repay the amount advanced if it is ultimately determined that indemnification by the Company is prohibited.

In addition to the indemnification provided in the Company’s bylaws, the Company has entered into indemnification agreements with each member of the Board. These agreements provide, among other things, for the indemnification of the Company’s directors and advancement of expenses to the fullest extent permitted by law, contribution by the Company under certain circumstances in respect of liabilities and expenses incurred by the director and the indemnification of the director by the Company under certain circumstances in respect of claims of contribution which may be brought by other officers, directors or employees of the Company against the director.

Pursuant to the Merger Agreement, for six years after the Effective Time, Parent has agreed to cause the respective articles of incorporation and bylaws (or equivalent organizational documents) of the Surviving

Corporation and each of its subsidiaries to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company’s articles of incorporation and bylaws or the equivalent organizational documents of any subsidiary of the Company as of the date of the Merger Agreement, insofar as such provisions relate to the Indemnified Parties. In addition, the Merger Agreement provides that any contractual rights of indemnification in existence as of the date of the Merger Agreement with any directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Corporation.

Additionally, pursuant to the Merger Agreement, Parent has agreed to, and to cause the Surviving Corporation to, for a period of not less than six (6) years from and after the Effective Time, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of its subsidiaries (including in his or her capacity as fiduciary under any benefit plan of the Company or any of its subsidiaries) (each, an “Indemnified Party”) against losses, expenses, judgments, fines, claims, damages or liabilities and, subject to certain limitations, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time to the extent that they are based on or arise out of the fact that such person is or was a director or officer of the Company or served as a fiduciary under any benefit plan of the Company or any of its subsidiaries, including any losses and expenses to the extent that they are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement. In connection with the foregoing, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties and advance to such Indemnified Party upon request documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable law).

The Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the Merger Agreement, the Company is permitted to, and if the Company has not done so prior to the Effective Time, Parent has agreed to cause the Surviving Corporation to, obtain an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring on or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries of such policy than the Company’s existing directors’ and officers’ liability insurance policy, provided that the annual premium for such policies does not exceed in any one year three hundred percent (300%) of the annual aggregate premium(s) under the Company’s existing policies. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, Parent has agreed to cause the Surviving Corporation to either continue to maintain in effect the D&O Insurance in place as of the date of the Merger Agreement or to purchase comparable D&O Insurance, in each case for a period of at least six years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period are being adjudicated) and with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of the Merger Agreement.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Company’s bylaws, the indemnification agreements with each member of the Board and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Company’s bylaws, the form of indemnification agreement and the Merger Agreement, as applicable, which are filed as Exhibits (e)(3), (e)(4) and (d)(1) to this Statement, respectively, and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on March 29, 2015, the Board unanimously:

(a) determined that, on the terms and subject to the conditions set forth in the Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are advisable, fair to and in the best interests of the Company and its shareholders;

(b) adopted and approved the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, each on the terms and subject to the conditions set forth in the Merger Agreement; and

(c) subject to the terms and subject to the conditions set forth in the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

In the period following its initial public offering in 2013, the Company had not reached profitability and was investing significant funds in research and development activities, sales and marketing efforts and other corporate expenses. In mid-2014, the Company determined that, due to the upcoming amortization of principal borrowed under its credit facility as well as its lack of profitability and significant research and development and other expenditures, it would need to refinance its indebtedness and/or obtain additional capital in the relatively near term, and the Company began to evaluate options to obtain additional debt or equity financing. During the same period, the Company was also evaluating opportunities for collaboration or partnering opportunities or other strategic commercial relationships with companies involved in drug development and/or regenerative medicine that would offer the potential to provide a capital infusion, grow the Company’s business and move toward profitability and that would positively impact the Company’s share price, allowing the Company to raise additional equity capital without requiring significant dilution of existing shareholders’ equity positions. Throughout the second half of 2014 and early 2015, the Company’s management team pursued both debt and equity financing opportunities, as well as strategic commercial relationships with third parties. The Company also implemented various cost control measures, most notably headcount management through limitations on new hires, to slow the depletion of its cash reserves and attempt to delay its need to raise additional capital to allow the Company adequate time to fully explore the strategic and financing alternatives available to it and to pursue whichever alternative the Board determined to be the most advantageous for the Company’s shareholders. From time to time, the Board has consulted with representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), which has a long-standing relationship with the Company, regarding financing and transaction options.

On June 8, 2014, representatives of the Company and its advisers traveled to Tokyo, Japan for the purpose of participating in introductory meetings with representatives of several companies regarding possible strategic commercial relationships with the Company. Individual meetings were held on June 9 through 11 with representatives of six strategic parties, including Parent (with whom the Company had been in contact in November 2013 and April 2014 to try to arrange a meeting of this nature), and one financial investor. Three of such parties, in addition to Parent, engaged in subsequent discussions with the Company and are referred to in this Statement as “Party A,” and “Party B” and “Party C,” respectively. The meetings were arranged by representatives of J.P. Morgan.

Shortly after its meeting with the Company, representatives of Parent advised J.P. Morgan that Parent may be interested in pursuing a potential strategic commercial transaction with the Company.

On June 16, 2014, representatives of the Company participated in a telephonic meeting with an adviser of Party A, who indicated that the in-person meeting with Party A the previous week had been well-received, and that Party A would soon submit some follow-up information requests to the Company to permit it to begin due diligence regarding a potential strategic commercial transaction with the Company.

Following the June 16 discussion, Party A submitted an extensive due diligence information request, and representatives of the Company and Party A engaged in email correspondence over the following weeks regarding the nature and scope of Party A’s information requests.

On June 20, 2014, a representative of the Company met with a representative of Party B while both were in attendance at an industry conference to continue the parties’ discussion regarding a potential strategic commercial relationship.

On June 30, 2014, the Company entered into a non-disclosure agreement with Parent in respect of a potential strategic commercial relationship between the parties.

On August 8, 2014, representatives of the Company and Party A met at the offices of an adviser to Party A to discuss the terms of a potential strategic commercial arrangement between the parties. Discussions between the Company and Party A reached an impasse over the level of access to due diligence information requested by Party A prior to entering into a non-binding term sheet.

On August 11, 2014, business and technical representatives of Parent attended the Company’s User Group meeting, a technical meeting intended for Company customers.

On August 14, 2014, representatives of the Company and Parent met at the Company’s headquarters in Madison, Wisconsin. At this meeting, Parent provided an overview of its business and its vision for regenerative medicine, and the Company provided an overview of its business, provided a tour of its facilities and discussed its desire to enter into a potential strategic commercial arrangement with a partner who would be positioned to help the Company pursue opportunities in Japan.

On August 22, 2014, an adviser to Party A and representatives of the Company participated in a telephone discussion regarding Party A’s request for due diligence information.

On September 22, 2014 and September 23, 2014, representatives of the Company participated in “road show” presentations sponsored by an investment banking firm to gauge potential investor interest in equity investments in the Company. The Company was advised by representatives of the investment banking firm following the presentations that in its view investor interest in an equity investment in the Company was not strong at that time.

On October 7, 2014, during an industry conference, Robert Palay, the Company’s Chairman and Chief Executive Officer, met with the Chief Executive Officer of another potential strategic party (“Party D”) regarding ongoing discussions the Company and Party D had been having regarding a possible collaboration relating to the therapeutic use of stem cell derived human cells. The Company was advised that Party D would not be in a position to pursue a transaction with the Company until at least the summer of 2015, and that the Company should feel free to pursue other potential opportunities available to it in the interim.

On October 9, 2014, representatives of Parent and the Company met in the San Francisco area. The meeting included a tour of the Company’s facility in Novato, California. Following the facility tour, representatives of Parent advised the Company that Parent would be interested in pursuing a potential strategic relationship with the Company, which could take the form of either a joint venture to pursue opportunities in Asia plus an equity investment by Parent in the Company or alternatively a more complete “marriage” of Parent and the Company. The representatives of Parent indicated that Parent’s preference would be to pursue the first alternative initially and to potentially transition to the second alternative in the future.

On October 21, 2014, representatives of the Company traveled to Tokyo for the purpose of participating in additional meetings with representatives of several companies regarding possible strategic commercial transactions with the Company. On October 21, 2014 and October 22, 2014, the Company had introductory meetings with representatives of three strategic parties regarding possible strategic commercial transactions with the Company, one of whom is referred to in this Statement as “Party E”. While in Tokyo, representatives of the Company also participated in a follow-up meeting with Party C, a potential financial investor with whom representatives of the Company had met previously in June 2014, and an additional meeting with representatives of Parent.

On October 21, 2014, representatives of the Company and Parent met at Parent’s headquarters in Tokyo. At the meeting, representatives of Parent outlined Parent’s proposed structure for a potential transaction involving a joint venture with the Company combined with an equity investment in the Company by Parent. Parent proposed it would acquire newly issued shares of the Company at a price equal to a 35% premium over the Company’s six-month volume-weighted average trading price, which representatives of Parent indicated would be in the range of approximately $13.50 per share. In exchange for the proposed equity investment, Parent was seeking to acquire a 19.9% interest in the Company as well as exclusive distribution rights for the Company’s products in Asia and an 80% ownership interest in a manufacturing joint venture to be based in Japan. Parent described the equity investment and joint venture as an initial step toward the opportunity to eventually consider acquiring control of the Company. The Company’s representatives advised Parent that they would review Parent’s proposal with the Company’s Board.

On October 23, 2014, Mr. R. Palay contacted Party A’s adviser to advise her that the Company was exploring a potential collaboration with another strategic party that potentially would preclude a collaboration with Party A. The adviser indicated that she would check with representatives of Party A, but she was not optimistic that Party A would re-commence discussions with the Company regarding a potential collaboration.

On November 4, 2014, representatives of the Company participated in a telephonic meeting with representatives of Parent to ask questions and clarify certain aspects regarding the terms of Parent’s proposed transaction. The parties agreed to schedule a follow-up meeting in Chicago, Illinois.

Between November 3, 2014 and November 5, 2014, Mr. R. Palay updated members of the Company’s Board regarding the state of discussions regarding Parent’s proposed transaction.

On November 6, 2014, the Company’s Board held a meeting in Chicago, Illinois. The Board discussed, among other topics, the status of the Company’s capital raising activities as well as potential strategic commercial transaction opportunities that may be available to the Company. The Board discussed the terms of potential strategic commercial transactions with each of Parent and Party D. Following discussion, the Board directed the Company’s management to continue to explore the various alternatives available to the Company, including potential strategic commercial transactions with Parent and Party D, as well as potential debt and equity financings. The Board also directed management to respond to Parent regarding the Board’s concern around certain of the terms proposed by Parent, specifically the impact that a 19.9% equity ownership by Parent could have on the availability of future transactions with other parties, the geographic scope of the exclusivity provision proposed by Parent and the transfer of intellectual property rights to a joint venture controlled by Parent.

On November 7, 2014, Mr. R. Palay met with a representative of Parent in San Francisco. The representative of Parent expressed concern about how slowly the potential transaction was proceeding. At the meeting, Mr. R. Palay told Parent’s representative that there was an opportunity for a possible strategic transaction between the Company and Parent, but that there was a limited window of time in which such a transaction would be able to be completed. Mr. R. Palay also noted that key issues in the proposal Parent had outlined would need to be addressed, specifically the price at which Parent was proposing to acquire shares of the

Company and the ownership percentage proposed to be acquired. Mr. R. Palay also discussed the Board’s reservations regarding the proposed transfer of certain intellectual property assets to an entity that would be controlled by Parent.

On November 12, 2014, representatives of Parent and the Company met in Chicago, Illinois, to discuss the terms of a potential joint venture and equity investment. At the meeting, representatives of the Company provided a counter-proposal to Parent’s proposed terms. The Company’s counter-proposal provided for Parent to acquire a 10% interest in the Company based on a proposed $500 million dollar valuation suggested by the Company, for Parent to receive exclusive distribution rights in Japan, and for the related manufacturing joint venture to be controlled by the Company, rather than by Parent. The representatives of Parent advised the Company that they did not believe the counter-proposal would be acceptable to Parent’s executive management, and requested that the Company’s financial adviser provide additional information to support the higher valuation proposed by the Company. The representatives of Parent also suggested that Parent may be interested in pursuing a tender offer for some or all of the outstanding equity of the Company in lieu of the proposed joint venture and equity investment, noting that Parent may have interest in an acquisition of a controlling 51% interest in the Company, but cautioned that this was not a proposal. Representatives of the Company in turn advised that such a transaction had not been approved by the Company’s Board, but that the Company would listen to proposals from Parent for either a strategic commercial transaction or an acquisition of the Company. Representatives of the Company offered to travel to Tokyo for a follow-up meeting with Parent.

On November 15, 2014, a representative of the Company contacted a representative of Sixth Floor Investors LP (“Sixth Floor”), administrative agent under the Company’s credit facility, by email to advise Sixth Floor that the Company was likely to seek to refinance its outstanding indebtedness or to incur additional indebtedness and wished to explore Sixth Floor’s willingness to extend the repayment period under the Company’s credit facility. The representative of Sixth Floor advised the Company by email on November 17, 2014 that Sixth Floor would not be interested in making any changes to the Company’s existing credit facility at that time.

Over this period and the subsequent months, representatives of the Company engaged in discussions with several other prospective financing sources regarding the availability and terms of debt financing of the Company.

On November 17, 2014, representatives of the Company met with representatives of a potential strategic party (“Party F”) regarding Party F’s potential interest in a strategic commercial transaction or other transaction with the Company. At this meeting, representatives of Party F expressed interest in a collaboration with the Company.

Between November 17, 2014 and November 21, 2014, Mr. R. Palay met with representatives of several investment banking firms to discuss the firms’ potential participation in an equity financing by the Company. The investment banking firms advised the Company that in their view, in light of the price at which the Company’s shares were then trading, an equity financing would be likely to result in substantial dilution of existing shareholders of the Company.

On November 18, 2014, representatives of the Company met with representatives of Party D in Chicago, Illinois. At the meeting, representatives of the Company made a presentation regarding the potential benefits of a strategic commercial transaction between the Company and Party D. Party D advised the Company that there would be further delays in the timeframe on which Party D would be able to pursue such a transaction with the Company, which would push the anticipated timeframe past the summer of 2015.

By email on November 22, 2014 and November 23, 2014, representatives of the Company and Parent agreed to meet in Tokyo in early December to continue the discussions regarding a potential transaction between the Company and Parent.

At a telephonic Board meeting held on November 24, 2014, the Company’s management provided an update on the Company’s recent capital raising activities, including discussions regarding potential equity and debt financings, as well as recent discussions with Parent, Party D and Party F regarding potential strategic commercial or other transactions with the Company. With respect to Parent, Mr. R. Palay reported to the Board regarding his meeting with representatives of Parent on November 7, in which he communicated that Parent had an opportunity to complete a strategic commercial transaction with the Company but that there was a limited window of time in which such a transaction would be able to be completed. With respect to Party F, the Company’s management noted that on several occasions over the last several years other representatives of Party F had also previously expressed interest in a collaboration but nothing had resulted. With respect to Party D, the Company’s management reported their impressions that Party D had positive interest in a potential commercial agreement but that any such arrangement would not be likely to be reached before the second half of 2015, if at all. The Board also reviewed materials prepared by J.P. Morgan regarding equity market conditions, comparable company valuations and industry benchmark transactions. Following discussion, it was the consensus of the Board that Company management should continue to prepare for a potential debt or equity financing in February and also to explore a potential transaction with Parent, whether for a joint venture or an acquisition.

On December 1, 2014, representatives of the Company and Parent met at Parent’s headquarters in Tokyo. Representatives of the Company shared some discussion materials (prepared by J.P. Morgan at the request of the Company) in order to present the rationale for a higher valuation of the Company. Representatives of Parent suggested that they believed the valuation indicated for the Company was too high based upon, among other factors, price targets cited in analysts’ reports. Representatives of Parent indicated that Parent may be interested in an acquisition of 50.1% of the Company’s outstanding shares for a price in the range of $15.00 per share. Representatives of the Company advised that they had concerns regarding an acquisition of 50.1% of the Company’s outstanding shares and that they believed the Company’s Board would not approve such a transaction. Toward the conclusion of the meeting, representatives of Parent indicated they would present a proposal to the Company shortly after the Christmas holiday. The Company representatives advised the representatives of Parent that the price for an acquisition of the Company’s equity would need to fully value the Company’s future prospects and pipeline.

At a telephonic Board meeting held on December 3, 2014, the Company’s management provided an update on the status of recent discussions with representatives of Parent regarding a potential transaction, and the Board and management discussed questions and issues regarding Parent’s proposal, timing for its completion and the potential effect on the value and liquidity of the remaining 49.9% of the Company’s outstanding shares. The Board determined that the Company should engage J.P. Morgan to act as its financial adviser in the evaluation of potential transactions and authorized management to formally engage J.P. Morgan. The Board also discussed with Company management the status of the Company’s outreach to potential counterparties, including certain of the parties with whom Company management had previously engaged in discussions, with respect to a potential strategic commercial transaction involving the Company, and indicated continued support for such outreach efforts.

On December 7, 2014, Mr. R. Palay participated in a telephonic meeting with a representative of a potential strategic party (“Party G”) regarding Party G’s potential interest in a strategic collaboration involving the Company. Mr. R. Palay discussed with the representative of Party G a proposal for a potential exclusive commercial relationship that representatives of the Company had previously discussed with other representatives of Party G. The representative of Party G indicated that he did not believe the representatives of Party G with whom the Company previously had been working would have the internal influence to advance the proposal within Party G’s organization, and that the Company would need to discuss the potential relationship with more senior personnel within Party G.

Between December 9, 2014 and December 15, 2014, Mr. R. Palay exchanged emails with representatives of Parent regarding Parent’s timing for submitting an indication of interest to the Company and questions regarding certain financial information.

On December 11, 2014, at the direction of the Company’s management, representatives of J.P. Morgan contacted a senior representative of Party F by telephone. The representatives of J.P. Morgan advised the representative of Party F that the Company was engaged in discussions with various third parties regarding potential transactions, potentially including a change of control transaction, and noted that if Party F had any interest in the Company it would be a good time to consider engaging with the Company. The representative of Party F responded that he would discuss the opportunity with a broader team within Party F to determine whether there was interest and would follow up with J.P. Morgan after that discussion had taken place.

On December 15, 2014, the Company’s Board held a meeting at the Chicago offices of Sidley Austin LLP (“Sidley Austin”). At the meeting, Company management provided an update as to the status of management’s efforts regarding the various financing alternatives presented to the Board at its November 6, 2014 meeting and answered questions from Board members. Company management also discussed with the Board the status of the Company’s ongoing efforts to manage its cash levels, including headcount management and potential headcount reductions, to preserve flexibility while the Company pursues potential strategic alternatives and explores various capital raising activities. Attorneys from Sidley Austin provided the Board with an overview of the directors’ fiduciary duties in the context of a potential strategic transaction. The Board and Company management discussed the status of the Company’s discussions with various potential counterparties regarding a potential strategic commercial transaction or acquisition, including Party F and Party G, and the time that it likely would take to more fully explore a transaction with such parties. Company management also recommended to the Board proposed next steps for the negotiations with Parent, including establishment of a due diligence “data room,” discussions with Parent to attempt to shorten Parent’s approval timeline for a potential transaction, and continuing parallel discussions with other potential parties. The Board authorized the delivery to Parent of a confidentiality agreement relating to a potential acquisition transaction.

On December 25, 2014, Mr. R. Palay received an email from a representative of Parent indicating that Parent’s internal committee had approved the submission of an indication of interest with respect to a transaction involving the Company, and that the indication of interest would be presented to Parent’s Chief Executive Officer for approval on January 9, 2015.

On January 6, 2015, Mr. R. Palay met with a representative of Sixth Floor to again discuss whether Sixth Floor would be amenable to modifying the repayment terms of the credit facility to provide for an extension of the term before principal must be repaid under the Company’s credit facility. Several days later, the representative of Sixth Floor advised Mr. R. Palay by telephone that Sixth Floor would not agree to extend the repayment period of the loan.

On January 9, 2015, a representative of Parent submitted via email a non-binding indication of interest letter providing for an acquisition of all of the Company’s outstanding shares at a price range of $13.00 to $14.50 per share, subject to due diligence. The representative of Parent requested an in-person meeting with representatives of the Company on January 16, 2015.

At a telephonic Board meeting held on January 11, 2015, Company management provided an update as to the Company’s preliminary operating results, and advised the Board that in its view the announcement of the Company’s operating results would have little impact on the trading price of the Company’s shares, but that announcement of a strategic commercial transaction with either Party D or Party G might positively impact the share price. Mr. R. Palay reported that Party D’s management had told him that they wanted to get the commercial transaction done by June or July 2015 but also noted that Party D’s management had said similar things previously. Company management also updated the Board on the status of discussions with Party G, noting concern around whether either Party D or Party G would ultimately enter into a transaction with the Company and what the timing for execution of such a transaction would be. Company management also updated the Board regarding the discussions with Sixth Floor and the Company’s cash position, noting Sixth Floor’s refusal to amend the terms of the Company’s credit facility. The Board discussed the Company’s future cash needs, the need to raise capital in the relatively near term, and the high cost and potential dilution to existing shareholders of a financing in that period absent an event that would move significantly upwards the trading price of the Company’s stock. The Board also discussed Parent’s non-binding proposal received on January 9, focusing in particular on the valuation range ascribed to the Company in the proposal. In addition, the Board discussed whether there were other third parties who could be contacted regarding a potential acquisition transaction with the Company. Mr. R. Palay identified Party A, Party D, Party F and Party G and one other company as possibilities, but indicated he did not believe any of these parties would be interested. The Company’s management also reported the absence of any response by Party F to the recent inquiry from J.P. Morgan. The Company’s management further reported that an inquiry had recently been received via email from an investment banker purporting to be a representative of Party E expressing Party E’s interest in potentially acquiring, via an exclusive licensing arrangement, only the Company’s research tools business. Following discussion, the Board directed Company management to respond to Parent by indicating that the Board considered the price range proposed to be unacceptably low but had authorized Company management to meet with Parent as suggested in Parent’s January 9 email to discuss a higher offer. The Board also directed that the Company’s management continue to explore and pursue possible financing deals and well as possible commercial deals with Party D and Party G.

Following the Board discussion, Mr. R. Palay sent an email to representatives of Parent indicating that Parent’s proposed price was unacceptably low, but proposing an in-person meeting between Parent and the Company in Chicago on January 16, 2015.

On January 13, 2015, representatives of J.P. Morgan followed up with the representative of Party F via email regarding their December 11, 2014 discussion and whether Party F would have any interest in a strategic agreement with the Company, potentially including an acquisition of the Company. Party F did not respond to the inquiry from J.P. Morgan.

On January 14, 2015, Mr. R. Palay met with a representative of Party G to continue to explore a potential strategic commercial transaction with Party G. The representative of Party G advised the Company that he believed a transaction of the nature described was beyond current levels of influence of the representatives involved in the discussions on behalf of Party G and would require support from more senior personnel within Party G’s organization.

On January 16, 2015, representatives of Parent and the Company met at the offices of Sidley Austin in Chicago, Illinois. At the meeting, the representatives of Parent advised the Company that they had been authorized to increase the proposed price per share to $15.50. Representatives of the Company requested that the revised terms of Parent’s offer be submitted in writing and advised Parent that, although Company management were not in a position to recommend a transaction to the Company’s Board at the proposed price, Company management would recommend to the Board that the Board permit Parent to begin due diligence. The parties also discussed the anticipated scope and timing for Parent’s due diligence and the expected schedule on which Parent believed a transaction could be approved by Parent and announced.

On January 19, 2015, Parent submitted a revised non-binding indication of interest letter providing for an acquisition of all of the Company’s outstanding shares at the increased price of $15.50 per share, subject to due diligence.

At a telephonic Board meeting held on January 20, 2015, Company management provided the Board with an update on the Company’s discussions with third parties, including discussions with representatives of Party D and Party G, regarding potential strategic commercial transactions. Company management also updated the Board on discussions with potential debt financing sources, noting that the Company was expecting to receive a term sheet from one of the potential debt financing sources later that day. Company management also provided a report regarding approximately 10 meetings with potential equity investors and representatives of an investment banking firm, noting that investor interest in the Company’s shares appeared to be modest and that the investment banking firm had advised that the best time to complete an equity financing would be shortly following announcement of a significant commercial arrangement with a strategic partner. Company management reviewed with the Board the status of discussions with Parent regarding the proposed acquisition transaction. Attorneys with Sidley Austin reviewed with the Board the directors’ fiduciary obligations as they relate to the proposal from Parent, and discussed with the Board various considerations relating to pursuing a sale process involving a single purchaser versus a limited marketing effort or auction involving multiple potential purchasers. In considering a sale process involving a single purchaser versus a limited marketing effort or auction involving multiple potential purchasers, the Board noted that discussions with a single bidder were advantageous from the perspective of ability to reach an agreement quickly, protection of the Company’s sensitive intellectual property by limiting exposure to third parties, and avoiding disruption of important relationship with third parties with whom the Company has important commercial relationships. The Board next discussed the advantages and disadvantages of a transaction with Parent relative to the possibility of consummating a strategic commercial arrangement with either Party D or Party G or the possibility of completing a debt or equity financing on favorable terms. In addition, the Board discussed whether third parties might be interested in acquiring the Company. The Company’s management expressed the view that it was not optimistic that any third parties other than Parent would have such an interest at that time. The Company’s management noted that the Company had still not heard from Party F in response to the earlier inquiry about potential interest in the Company; that Party E may be too small to acquire the entire Company; and that the potential commercial deals with Party D and Party G could be delayed and jeopardized if they were approached about a potential acquisition. After discussion, the Board authorized Company management to allow Parent to begin due diligence subject to execution of a new confidentiality agreement and directed Company management to advise Parent that the proposed price was sufficient to commence due diligence but was not sufficient to acquire the Company. Following this discussion, Company management reviewed with the Board certain financial projections. After discussion, the Board concluded that the financial projections presented by Company management were reasonable projections for the Board and the Company to rely upon and to present to J.P. Morgan and, when appropriate, to Parent.

Following the Board call, on January 20, 2015, Mr. R. Palay advised representatives of Parent via email that the Company’s Board had not reached a definitive conclusion regarding Parent’s proposal, but that the Board had authorized the Company to allow Parent to begin conducting due diligence.

At a telephonic Board meeting held on January 26, 2015, in which representatives of Sidley Austin and J.P. Morgan participated, representatives of J.P. Morgan provided the Board with a preliminary valuation analysis (based on the projections provided by the Company’s management) regarding the terms of Parent’s offer relative to the alternative of the Company’s continuing as an independent company and responded to various questions from the Board regarding the same. The representatives of J. P. Morgan also reviewed the Company’s need for additional capital in 2015 as reflected in the projections prepared by Company management, and considerations related to potential dilution or incremental interest expense resulting from such additional capital raising activities. The Board next discussed whether to pursue discussions regarding a sale of the Company with Parent only, or whether to contact additional parties. In considering the alternatives, the Board noted that discussions with a single bidder were advantageous from the perspective of ability to reach an agreement quickly, protection of the Company’s sensitive intellectual property by limiting exposure to third parties, and avoiding disruption of important relationship with third parties with whom the Company has important commercial relationships. Additionally, the Board noted that Parent’s price proposal substantially exceeded the illustrative share prices indicated in J.P. Morgan’s preliminary valuation analysis, as well as the fact that previous outreach to third parties identified by the Company had not revealed any other party who would be likely to enter into a transaction in the near term. Following this discussion, the Board authorized Company management to explore a possible sale transaction with Parent and to not contact other parties at that time. The Board also authorized Sidley Austin to prepare an initial draft merger agreement reflecting the terms of the transaction as proposed by the Company. The Board concluded its discussion by reviewing the proposals that had been received by the Company in respect of potential debt financings.

On January 28, 2015, the Company entered into a new confidentiality agreement with Parent in respect of a potential acquisition of the Company.

On January 29, 2015, representatives of the Company and Parent discussed aspects of the due diligence process, among other topics, at a meeting over dinner. The following day, representatives of the Company and Parent met for a full-day meeting at the offices of Sidley Austin in Chicago, Illinois. During the meeting, representatives of the Company provided a management presentation providing an overview of material aspects of the Company’s business.

On January 31, 2015, Parent was first given access to the Company’s online due diligence data room. Over the following weeks, representatives of Parent and Parent’s advisors sent to the Company further due diligence requests, and representatives of the Company and the Company’s advisors responded to such requests. Over the same period, representatives of the Company, representatives of Parent and their respective advisors held various teleconferences to discuss questions occasioned by the due diligence materials disclosed in the electronic data room and responses to such requests.

At a telephonic Board meeting held on February 2, 2015, in which representatives of Sidley Austin participated, Company management provided an update to the Board regarding the meeting with Parent on January 30, 2015. Attorneys with Sidley Austin reviewed for the Board a summary of the key terms in a proposed draft merger agreement, and after discussion the Board authorized Company management to present the draft merger agreement to Parent. The Board and Company management again discussed, with participation by attorneys from Sidley Austin, the Board’s decision to negotiate a transaction only with Parent and to not approach additional parties. After discussion, the Board reaffirmed its support of that approach, based in particular on Company management’s view that other parties were unlikely to be interested in acquiring the Company for the price and on the timeline being discussed with Parent. The Board directed Company management to continue discussions regarding the potential equity and debt financing in parallel with the discussions with Parent regarding an acquisition of the Company.

On February 5, 2015, Mr. R. Palay met with the Chief Executive Officer of a strategic party (“Party H”) over dinner. The CEOs discussed a potential partnership between their companies in China, and the Chief Executive Officer of Party H inquired whether the Company was for sale. The Chief Executive Officer of Party H inquired whether a price representing a 30-40% premium to the then-current trading price of $5.24 per share, or around $6.81-$7.34 per share, would be of interest. Mr. R. Palay indicated that he believed the majority of the Company’s shareholders were long-term holders with bases in the $12.00 per share range. The CEOs agreed to meet again at an industry investor conference taking place in New York the following week.

On February 8, 2015, Sidley Austin delivered an initial draft merger agreement to Morrison & Foerster LLP (“Morrison & Foerster”), counsel to Parent.

On February 11, 2015, Mr. R. Palay met with the Chief Executive Officer and Chief Financial Officer of Party H. The parties again discussed a potential collaboration in China. Party H’s Chief Executive Officer again raised the possibility of an acquisition of the Company at a price representing a 30-40% premium to the current trading price. Mr. R. Palay indicated again that he believed the majority of the Company’s shareholders were long-term holders with bases in the $12.00 per share range and that he thought the Company’s Board would be unlikely to approve an acquisition at a price below that level.

On February 12, 2015, representatives of the Company participated in “road show” presentations sponsored by an investment banking firm. The Company was advised by representatives of the investment banking firm that initial feedback from the presentations was positive, but that an equity issuance at the Company’s trading price would result in significant dilution to existing shareholders.

On February 16, 2015, Morrison & Foerster delivered to Sidley Austin an issues list regarding material issues in the draft merger agreement prepared by Sidley Austin, noting, among other issues, concern about the inclusion of a “go shop” provision, the scope of the representations and warranties proposed to be provided by the Company, and whether tender and support agreements would be delivered by the Company’s directors and executive officers.

On February 18, 2015 through February 20, 2015, representatives of the Company and Parent, as well as their respective financial advisers, J.P. Morgan and Goldman Sachs & Co., a financial advisor to Parent (“Goldman Sachs”), participated in meetings at the offices of Sidley Austin in Chicago regarding various business, legal and financial due diligence matters. Representatives of Parent, the Company, J.P. Morgan, Goldman Sachs, Sidley Austin and Morrison & Foerster also discussed material issues in the merger agreement that had been identified by Morrison & Foerster. During the meetings, the representatives of Parent explained their internal process and associated timing, notably a meeting of Parent’s M&A Committee on March 12, 2015, a meeting of Parent’s Executive Committee on March 19, 2015 and Parent’s Board of Directors meeting on March 30, 2015.

At a telephonic Board meeting held on February 23, 2015, in which representatives of Sidley Austin participated, Company management provided an update to the Board regarding the meetings with Parent held February 18, 2015 through February 20, 2015. The Board authorized Company management to proceed with further negotiations of the merger agreement terms with Parent and its representatives. Company management also updated the Board regarding ongoing discussions with potential equity and debt financing sources for a financing that would be required if the transaction with Parent is not completed. Company management noted for the Board its belief that further discussions regarding an acquisition of the Company by Party H were unlikely.

On February 24, 2015, Morrison & Foerster delivered a revised draft of the merger agreement, reflecting Parent’s positions on the open issues. During the following weeks, the parties continued negotiations regarding the merger agreement and Parent continued its due diligence activities.

On February 24, 2015, representatives of the Company provided Parent with financial projections for fiscal years 2015 through 2019.

At a meeting of the Board held in Chicago on March 5, 2015, in which representatives of Sidley Austin participated, Company management reviewed the strategic options being considered by the Board, including the proposed sale transaction with Parent as well as a potential debt or equity financing by the Company. Attorneys from Sidley Austin updated the Board regarding the status of the merger agreement negotiations with Parent, focusing in particular on the price being offered, the inclusion of a “go shop” period, during which a lower termination fee would be payable with a 2.5% termination fee payable thereafter, a bridge loan from Parent to be used to refinance the Company’s existing credit facility, which would become due and payable at the signing of the merger agreement absent a waiver from Sixth Floor, and the terms of the tender and support agreements that Parent had requested that the Company’s directors and officers execute, including the identity of the directors and officers who would execute such agreements. The attorneys from Sidley Austin also discussed relevant fiduciary duty and other considerations regarding the decision whether to engage in additional outreach to third parties who may be potentially interested in acquiring the Company prior to entering into a transaction with Parent. During the discussion, it was noted that the Company had already engaged in a limited market check through its outreach to Party F with no response and discussions with Party H during which the Company was advised that Party H might be interested but only at a premium substantially less than that being offered by Parent, and that Company management was concerned that additional outreach seeking to accelerate the Company’s ongoing discussions with third parties regarding strategic commercial transactions could put those potential transactions at risk. Following this discussion, the Board concluded that Company management should continue to proceed with negotiation of a definitive merger agreement with Parent without additional outreach to other third parties. Following this discussion, Company management also updated the Board on the status of discussions relating to the Company’s debt and equity financing plans.

On March 10, 2015, representatives of the Company and Parent participated in a telephonic meeting. The representatives of the Company advised Parent that they believed the Company’s Board would approve a transaction accepting Parent’s requests to delete the “go shop” provision, for a 3% termination fee, and providing for the entry into customary tender and support agreements by the Company’s Board members and executive officers if Parent would agree to a price of $17.50 per share and to provide a $12 million bridge loan to the

Company at the time the merger agreement was signed to be used to refinance borrowings under the Company’s credit facility. Representatives of Parent indicated they believed the proposed price would be problematic from Parent’s perspective.

On March 12, 2015, representatives of the Company and Parent participated in a telephonic meeting. The representatives of Parent advised the Company that Parent would not increase its price above $15.50 per share. The representatives of Parent also advised that the deletion of the “go shop” provision and receiving tender and support agreements from the Company’s Board members and key executives were critical to Parent’s approval of the transaction. The representatives agreed to the $12 million bridge loan proposed by the Company on the previous call.

At a meeting of the Board held in Chicago on March 15, 2015, at which representatives of J.P. Morgan and Sidley Austin were present, Company management updated the Board regarding the status of negotiations with Parent and reviewed the parties’ respective positions on the key open issues, principally price, the inclusion of a “go shop” provision, the amount of the corresponding termination fee, the bridge loan by Parent and the requirement that certain of the Company’s shareholders, including its directors, execute a tender and support agreement. The attorneys from Sidley Austin reviewed for the Board the key terms of the merger agreement, tender and support agreement and proposed bridge loan, and answered questions for the directors regarding their fiduciary duties in the context of an acquisition transaction. The Board also discussed issues associated with employee retention during the period. Company management also provided to the Board a copy of the financial projections that were delivered to Parent in February, which consisted of the projections that had been approved by the Board at its January 20, 2015 meeting with updates to include actual, rather than estimated, 2014 results. A representative of J.P. Morgan next discussed with the Board J.P. Morgan’s preliminary valuation analysis using the financial projections, and answered the directors’ questions regarding the analysis. The representative of J.P. Morgan informed the Board that he did not believe the other parties who had been identified as potential purchasers would be interested in acquiring the Company at the price proposed by Parent. At this time, Company management also provided the Board with an update regarding the status of discussions regarding potential transactions with Party D, Party G and Party H, noting that potential commercial transactions with Party D and Party G were in very early stages and that Party H had indicated it would be willing to proceed with an acquisition strategic transaction only at a much lower price than that offered by Parent. Company management also advised that they did not believe Party G would be interested in an acquisition transaction. Company management then updated the Board regarding the status of its debt and equity financing activities, which Company management had been pursuing as a possible alternative to the proposed transaction with Parent. The Board and Company management next discussed how best to approach further price negotiations with Parent. After discussion, the Board directed Company management to negotiate with Parent to attempt to secure a price higher than $15.50 per share.

On March 15, 2015, representatives of the Company and Parent participated in a telephonic meeting. The representatives of the Company advised Parent that the Company could agree to Parent’s positions on the “go shop” provision, tender and support agreements and the bridge loan, provided the parties would agree to the language of each of these provisions that had been drafted by Sidley Austin and reached agreement on a price. Representatives of the Company asked whether $15.50 per share was Parent’s best and final price, and representatives of Parent indicated they would respond following Parent’s executive committee meeting on March 19, 2015.

On March 16, 2015, representatives of the Company and Parent participated in a telephonic meeting to discuss next steps in Parent’s approval process.

On March 17, 2015, representatives of the Company and Parent participated in a telephonic meeting. During the meeting, the representatives of Parent indicated they had received business approval, subject to the approval of Parent’s board, to increase Parent’s proposed price per share to a final compromise price of $16.50 per share provided that the Company would agree to Parent’s position that the merger agreement not contain a “go shop” provision and the Company’s directors enter into tender and support agreement in favor of the transaction. The representatives of Parent also indicated that Parent remained willing to provide the bridge loan requested by the Company. Representatives of the Company advised the representatives of Parent that they would take the revised terms to the Company’s Board for consideration, and that, subject to the Board’s approval, they believed that the Company and Parent had an agreement in principle on such terms.

On March 19, 2015, a representative of Parent advised the Company that Parent’s executive committee had approved the proposed transaction.

Between March 20, 2015 and March 29, 2015, representatives of Morrison & Foerster and Sidley Austin finalized the terms of the merger agreement and the related agreements.

At a telephonic Board meeting held on March 23, 2015, in which representatives of Sidley Austin participated, Company management updated the Board regarding the status of the Company’s negotiations with Parent regarding the potential acquisition of the Company by Parent. Mr. R. Palay reported to the Board on the March 17, 2015 telephonic meeting with Parent as well as on the approval by Parent’s executive committee of the proposed transaction. Representatives of Sidley Austin reviewed for the Board provisions of the merger agreement and other transaction agreements that had been modified since the Board’s last review of the agreements. The Board and Company management next discussed Parent’s proposal. After discussion, the Board directed Company management to proceed with the transaction on the basis proposed by Parent.

At a telephonic Board meeting held on March 29, 2015, in which representatives of Sidley Austin and J.P. Morgan participated, Company management updated the Board regarding the status of the Company’s business and the negotiations with Parent regarding the potential acquisition of the Company by Parent. Representatives of Sidley Austin reviewed for the Board the key provisions of the merger agreement and other transaction agreements, noting in particular those provisions that had been modified since the Board’s last review of the agreements. J.P. Morgan delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated March 30, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the cash consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board also reviewed an analysis of the amounts that would become payable to members of the Company’s management team following a change of control of the Company. After further discussion, the Board unanimously determined that it was advisable and in the best interests of the Company and its shareholders to enter into the merger agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, and the Board unanimously approved the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

In the early morning on March 30, 2015, the parties executed the Merger Agreement and the related ancillary agreements.

Later on the same day, after the closing of trading on the Tokyo Stock Exchange and before the opening of trading on The NASDAQ Global Market (“Nasdaq”), Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management team and outside legal and financial advisors and considered and evaluated a variety of factors over the course of nine meetings of the Board since the

Board received on January 9, 2105 Parent’s initial proposal to acquire all of the Company’s outstanding Shares at a price range of $13.00 to $14.50 per Share, including:

Offer Price

The Board considered the following, with respect to the Offer Price:

•	the fact that the Offer Price represents

•	a 108% premium over the closing price of the Shares on March 27, 2015 (the last trading day prior to the approval of the Merger Agreement by the Board);

•	a premium of 128% and 171% over the volume weighted average closing price of the Shares reported for the one-month and three-month periods, respectively, prior to March 27, 2015;

•	a premium of 7% over the 52-week highest intraday price of Company common stock; and

•	a premium of 143% to the Company’s enterprise value as of March 27, 2015 (calculated as the market value of the Company’s common stock on a fully diluted basis, plus debt, less cash and cash equivalents (such debt, cash and cash equivalents as of December 31, 2014));

•	the fact that the Offer Price is a fixed cash amount, providing the Company’s shareholders with certainty of value and liquidity immediately upon the closing of the Offer, in comparison to the risks and uncertainty that would be inherent in remaining a stand-alone company or engaging in a transaction in which all or a portion of the consideration is payable in stock;

•	the fact that the consideration to be paid by Parent was the result of arms’-length negotiations and two price increases by Parent from its January 9, 2015 offer at a price range of $13.00 to $14.50 per Share and the Board’s belief that the Offer Price represented the highest consideration that Parent was willing to agree to;

•	pursuing a standalone strategy, and risks relative to such a strategy, including whether the strategic partnerships and debt and equity financing that would be needed to pursue such a strategy would be available on acceptable terms or at all;

•	the fact that the environment in which the Company operates is rapidly evolving;

•	the Board’s belief, based upon the Company’s financial condition and projections, assessments by the Company’s management, information received from J.P. Morgan and limited reported contacts with other companies, that it was unlikely that any other strategic buyers would be willing to acquire the Company at a price in excess of $16.50 per Share;

•	the Board’s belief, taking into account the Company’s financial projections, that it was unlikely that any financial sponsor would be willing to acquire the Company at a price in excess of $16.50 per Share;

•	the Board’s belief that a formal competitive bid process or other broad solicitation of interest would likely be time consuming with no reason to believe it would produce a better price, threatened to harm in the interim the Company’s continued ability to operate with its commercial partners, and could adversely affect Parent’s willingness to proceed with an acquisition or to do so at a price as high as the Offer; and

•

the financial analyses reviewed and discussed with the Board (based on information provided to J.P. Morgan) by representatives of J.P. Morgan on March 29, 2015 and the oral opinion of J.P. Morgan delivered to the Board, which was confirmed by delivery of a written opinion dated March 30, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the cash consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (see below under “—Opinion of the Company’s Financial Advisor”). The full text of the written opinion of J.P. Morgan, dated March 30, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been filed as Exhibit (a)(5)(C) to this Statement.

Merger Agreement

•	General Terms. The Board considered the general terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations as well as the likelihood of the consummation of the Offer and the Merger, the proposed transaction structure and the termination provisions of the agreement.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares who tender their Shares pursuant to the Offer to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than the Company, Parent or any of their respective wholly-owned subsidiaries) would receive the same consideration as received by those holders who tendered their Shares in the Offer.

•	Extension of Offer Period. The Board considered that (a) Parent and Sub are required to extend the Offer for one or more periods until the Outside Date (as defined below) if, on any scheduled expiration date of the Offer, any condition to the Offer (other than the Minimum Tender Condition) has not been satisfied or waived and (b) at the Company’s request, Parent and Sub are required to extend the Offer for one or more periods up to a maximum of 20 business days (but not beyond the Outside Date), if, on any scheduled expiration date of the Offer, each condition to the Offer other than the Minimum Tender Condition has been satisfied or waived. Pursuant to the Merger Agreement, the “Outside Date” is June 28, 2015, provided that either the Company or Parent may extend the Outside Date to a date not later than July 28, 2015 if at such time the only condition to the Offer that has not been satisfied or waived is the condition requiring the expiration or termination of the waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”).

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second-Step Merger. The Board considered the strong likelihood of the consummation of the second-step Merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger be governed by Section 180.1104 of the WBCL, eliminating the requirement to obtain Company shareholder approval.

•	No Financing Condition. The Board considered the absence of a financing condition and the fact that Parent had represented that it will have sufficient cash funds for the amount payable in connection with the transactions contemplated by the Merger Agreement and any obligations of the Surviving Corporation or its subsidiaries that become payable in connection with or as a result of such transactions.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Board considered the Company’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Board determines in good faith, after consultation with its financial advisors and outside counsel, that the third party has made a takeover proposal that constitutes or could reasonably be expected to lead to a superior proposal.

•	Ability to Change Recommendation. The Board considered the fact that, in certain circumstances, the Board is permitted to change its recommendation that the Company’s shareholders tender their Shares pursuant to the Offer and terminate the Merger Agreement, including to enter into an agreement with respect to a superior proposal or following an Intervening Event (as defined in the Merger Agreement), subject to the payment to Parent of a termination fee of $8,317,000 in connection with the termination of the Merger Agreement.

•	Termination Fee. The Board considered the fact that the Board believed that the termination fee of $8,317,000 payable to Parent under the Merger Agreement in certain circumstances, or approximately 3.0% of the aggregate equity value of the transaction, is reasonable and not preclusive of other offers.

•	Specific Performance Right. The Board considered the fact that if Parent or Purchaser fails, or threatens to fail, to satisfy its obligations under the Merger Agreement, the Company is entitled to specifically enforce the Merger Agreement, in addition to any other remedies to which the Company may be entitled.

Negative Factors

The Board also considered certain risks and other potentially negative factors concerning the transactions contemplated by the Merger Agreement, including:

•	the fact that the Company had not engaged in a competitive bid process or other broad solicitation of interest;

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative proposals;

•	the fact that the structure of the transaction as a tender offer followed by a merger that does not require the vote of the Company’s shareholders could result in a relatively short period during which an unsolicited alternative proposal could be brought forth;

•	the possibility that the Company’s obligation to pay Parent a termination fee of $8,317,000 if the Merger Agreement is terminated under certain circumstances could discourage other potential acquirers from making an alternative proposal to acquire the Company;

•	the fact that, following the Merger, the Company will no longer exist as an independent public company and the Company’s existing shareholders will not participate in the Company’s or Parent’s future earnings or possible growth or benefit from any synergies resulting from the consummation of the transactions contemplated by the Merger Agreement;

•	the fact that the Offer and the Merger might not be consummated in a timely manner or at all, due to a failure of certain conditions, including the Minimum Tender Condition and the condition requiring the expiration or termination of the waiting period (or any extensions thereof) under the HSR Act;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action that it might otherwise take with respect to the operations of the Company;

•	the fact that, for United States federal income tax purposes, the Offer Price and the Merger Consideration will be taxable to the Company’s shareholders who are entitled to receive such consideration;

•	the significant costs involved in connection with entering into and completing the Merger and the substantial time and effort of management required to complete the transactions contemplated by the Merger Agreement, which may disrupt the Company’s business operations if the Merger is not consummated;

•	the risks and contingencies related to the announcement and pendency of the transactions contemplated by the Merger Agreement, including the impact on the Company’s employees and its relationships with existing and prospective customers and suppliers and other third parties; and

•	the fact that the Company’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of the Company’s shareholders (See above in “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”).

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented, including the factors described above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to Options). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, each Company director, in his or her capacity as a Company shareholder, has entered into a Tender and Support Agreement with Parent and Purchaser whereby each such director agreed to tender all Shares owned of record and beneficially owned by them in the Offer. Such directors owned of record in the aggregate approximately 8% of the outstanding Shares as of March 27, 2015. See above in “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Tender and Support Agreements” for more information on the Tender and Support Agreements.

Opinion of the Company’s Financial Advisor

Pursuant to an engagement letter dated February 9, 2015 (the “Engagement Letter”), the Company retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger.

At the meeting of the Board on March 29, 2015, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the cash consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its oral opinion by delivering its written opinion to the Board, dated March 30, 2015, that, as of such date, the cash consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated March 30, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, has been filed as Exhibit (a)(5)(C) to this Statement and is incorporated herein by reference. The Company’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the cash consideration to be paid to the holders of the Shares in the Offer and the Merger and does not constitute a recommendation to any shareholder as to whether such shareholder should tender its Shares into the Offer or how such shareholder should vote with respect to the Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan has also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

The projections furnished to J.P. Morgan for the Company were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section below entitled “—Forward Looking Financial Information”.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the cash consideration to be paid to the holders of the Shares in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the cash consideration to be paid to the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the Company. The companies selected by J.P. Morgan were:

•	Pacific Biosciences of California

•	Nanostring Technologies, Inc.

None of the selected companies reviewed is identical to the Company. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the company’s revenue for the fiscal year ended December 31, 2016 (the “2016E FV/R”). This analysis resulted in a high 2016E FV/R of 4.56x and a low 2016E FV/R of 1.79x.

Based on the results of this analysis, J.P. Morgan selected a multiple reference range for the Company of 2.0x—4.5x for 2016E FV/R.

After applying this range to the Company’s revenue for the fiscal year ended December 31, 2016 based on the Company’s projections provided by management, the analysis indicated the following implied a per share equity value range for the Shares, rounded to the nearest $0.25, of $7.00—$13.25, which was compared to the Company’s closing share price of $7.94 on March 27, 2015 and the proposed cash consideration of $16.50 per Share.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to the Company’s business. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquiror	Month/Year Announced
Caliper Life Sciences, Inc.	PerkinEmer, Inc.	September 2011
eBioscience, Inc.	Affymetrix, Inc.	November 2011
Complete Genomics, Inc.	BGI-Shenzhen	September 2012
Ingenuity Systems, Inc.	Qiagen, NV	April 2013
DVS Sciences, Inc.	Fluidigm Corporation	January 2014
ProteinSimple	BIO-TECHNE Corp.	June 2014

None of the selected transactions reviewed was identical to the Offer and the Merger. However, the transactions selected were chosen because the participants in and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of, respectively, the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Offer and the Merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value to the target company’s revenue for the twelve-month period prior to announcement of the applicable transaction (“FV/LTM R”). This analysis resulted in a median FV/LTM R of 5.3x.

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 4.3x—7.9x for FV/LTM R and applied it to the Company’s LTM R as of March 31, 2015 (based on management projections). The analysis indicated an implied per share equity value range for the Shares, rounded to the nearest $0.25, of $6.50—$10.75, which was compared to the Company’s closing share price of $7.94 on March 27, 2015 and the proposed cash consideration of $16.50 per Share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation and amortization, capital expenditures, changes in net working capital, and payments to acquire licenses. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2015 through 2025 based upon financial projections prepared by the management of the Company. J.P. Morgan also calculated a range of terminal values of the Company at the end of the eleven-year period ending 2025 by applying a perpetual growth rate ranging from 2.0% to 3.0% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2015 using a range of discount rates from 11.0% to 13.0%. The discount rate range was based upon J.P. Morgan’s analysis of capital structures and cost of equity and debt of the Company and publicly traded comparable companies.

Based on the foregoing, this analysis indicated an implied per share equity value range for the Shares, rounded to the nearest $0.25, of $8.00—$11.25, which was compared to the Company’s closing share price of $7.94 on March 27, 2015 and the proposed cash consideration of $16.50 per Share.

J.P. Morgan also calculated the present value of the potential cash tax savings from both the existing net operating losses and net operating losses estimated to be generated in the future (collectively, the “NOLs”) based upon financial projections prepared by the management of the Company, using a range of discount rates from 8.50% to 10.50%. The discount rate range was based upon J.P. Morgan’s estimate of the pre-tax interest rate that the Company may incur on incremental debt issuance. Based on the foregoing, this analysis indicated (i) that the NOLs have a potential implied equity value range of $0.75—$0.85 per Share, and (ii) that the implied per share equity value range for the Shares, taking into consideration the NOLs and the discounted cash flow valuation of the Company’s unlevered free cash flows as described above, and rounded to the nearest $0.25, is $8.75—$12.00.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and form of operations. The transactions selected were similarly chosen because the participants in and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of, respectively, the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company and the transactions differently than they would affect the Offer and the Merger.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Board with respect to the Offer and the Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and the Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $5.7 million, a substantial portion of which will become payable only if the Offer and the Merger are consummated. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services (subject to certain agreed limitations) without the prior written consent of the Company, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under Federal securities laws.

In addition, during the two years preceding the date of this letter, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Parent. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on the Company’s initial public offering in July 2013. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have provided treasury and securities services and asset and wealth management services to Parent, for which J.P. Morgan and such affiliates have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Forward-Looking Financial Information

The Company does not as a matter of general practice make public detailed projections as to its anticipated financial position or results of operations due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. In connection with the evaluation of a possible transaction, the Company’s management prepared and provided to each of the Board, J.P. Morgan and Parent certain forward-looking financial information for years 2015 through 2019 based upon projections developed by the Company. In addition, certain forward-looking financial information for years 2020 through 2025 was prepared based upon the guidance of Company management solely for purposes of J.P. Morgan’s analysis. Such financial information for years 2020 through 2025 was provided to the Board and J.P. Morgan, but not to Parent. Collectively, such financial information for years 2015 through 2025 is referred to in this Statement as the “financial projections”. The financial projections are summarized below.

None of the financial projections were intended for public disclosure. Nonetheless, a summary of the financial projections is included in this Statement only because certain of the financial projections were made available to the Board, J.P. Morgan and Parent. The inclusion of the financial projections in this Statement does not constitute an admission or representation by the Company that the information is material.

The financial projections are unaudited and were not prepared with a view toward public disclosure or compliance with the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or United States generally accepted accounting principles (which is referred to in this Statement as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. They were, in general, prepared solely for certain uses by each of the Company’s management, the Board and J.P. Morgan. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on the financial projections or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

In the view of the Company’s management, the financial projections were prepared on a reasonable basis and reflected the best available estimates and judgments at the time of their preparation and presented at the time of their preparation, in the view of the Company’s management, a reasonable projection of the future financial performance of the Company. The financial projections have not been updated, are not facts and should not be relied upon as being indicative of future results, and you are cautioned not to rely on the financial projections. Some or all of the assumptions that have been made in connection with the preparation of the financial projections may have changed since the date the financial projections were prepared. Neither the Company nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections. Neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the financial projections if any or all of them have become, are or become inaccurate (even in the short term) since the time of their preparation. These considerations should be taken into account in reviewing the financial projections, which were prepared as of an earlier date.

J.P. Morgan used the financial projections for purposes of the financial analyses summarized in that section above entitled “—Opinion of the Company’s Financial Advisor” because in the view of the Company’s management such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.

Because the financial projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The financial projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The financial projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2014 and in the Company’s other filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below are indicative of the future performance of the Company or that actual results will not differ materially from the projected results summarized below, and the financial projections cannot be considered a guarantee of future operating results and should not be relied upon as such.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure of the Offer and the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Financial Projections

The following table summarizes the financial projections for years 2015 through 2019 that were provided to the Board, J.P. Morgan and Parent.

	($ in ‘000s)
	2015E	2016E		2017E	2018E	2019E
Total Revenues	$33,432	$43,661	(1)	$51,969	$63,519	$80,770
Total Operating Expenses	$52,948	$53,035		$52,696	$55,307	$59,771
Net Income (Loss) from Operations	$(19,516)	$(9,374)		$(727)	$8,212	$20,999

(1)	This includes one additional quarter of revenue in the amount of approximately $215,000 relating to the Company’s existing agreement with one customer that should not have been included.

The foregoing financial projections reflect various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions:

•	2015 product sales includes a $5 million iCell Hepatocytes transaction;

•	after 2015, product sales increase at a rate of 35% per year;

•	during 2015, iCell Hepatocytes are classified as product sales, so gross margin on product sales temporarily decreases to 60%;

•	subsequent efficiency gains result in 2.5% increase per year in gross margins on product sales;

•	2015 Collaborations, partnerships and other revenue includes a $6 million payment and $3 million of recognized revenue from a 5 year, $30 million Pharma Cellular Therapeutic transaction for one cell type;

•	2016 Collaborations, partnerships and other revenue includes a second 5 year, $30 million Pharma Cellular Therapeutic deal for a second cell type and the continuation of the first cell type;

•	the Company realizes $6 million per year for five years from each of the two Pharma Cellular Therapeutic deals;

•	collaborations, partnerships and other revenue flattens in 2016 - 2017 due to the expiration of the Company’s agreement with California Institute of Regenerative Medicine (“CIRM”);

•	research and development efforts shift toward Cellular Therapeutics and the Company will not fund development of new iCell differentiated cell types without significant external funding;

•	research and development declines in 2017 due to expiration of the Company’s agreement with CIRM, although subsequent stem cell banking production in California continues;

•	capital expenditures and license investments are modest given the 35% product growth assumption and the assumption that no new iCell differentiated cell types are being developed;

•	the Company incurs $25 million of indebtedness in 2015 to refinance existing indebtedness and such indebtedness remains outstanding until a one time repayment in 2020; and

•	the Company completes a $30 million equity offering in 2016.

As indicated above, the foregoing financial projections assume that the Company would finance it its operations in part by incurring $25 million of indebtedness in 2015 and by completing $30 million equity offering in 2016. Any indebtedness will likely involve the grant by the Company to the lenders of warrants or other equity interests that may be dilutive to the equity interests held by the Company’s shareholders. Further, any equity offering by the Company may result in a substantial amount of such dilution. No assurance can be provided that the Company would be able to complete these financing transactions on favorable terms or at all.

The following table summarizes the financial projections for years 2020 through 2025 that were prepared based upon the guidance of Company management solely for purposes of J.P. Morgan’s analysis and which were provided to J.P. Morgan and the Board, but not to Parent.

	($ in millions)
	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenues	$101.0	$121.2	$139.3	$153.3	$160.9	$164.9
Total Operating Expenses	$74.3	$89.2	$102.5	$112.8	$118.4	$121.4
Net Income (Loss) from Operations	$26.7	$32.0	$36.8	$40.5	$42.5	$43.6

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

J.P. Morgan

Pursuant to the Engagement Letter, the Company engaged J.P. Morgan to act as its financial advisor in connection with the possible sale of (i) the majority of the capital stock of the Company or (ii) a majority of the assets, properties and/or business of the Company (either of (i) or (ii), a “Transaction”). Pursuant to the terms of the Engagement Letter, the Company agreed to pay J.P. Morgan a fee of approximately $5.7 million in connection with the transactions contemplated by the Merger Agreement, a substantial portion of which will become payable only if the Offer and the Merger are consummated. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services (subject to certain agreed limitations), including the reasonable fees and expenses of counsel, and to indemnify J.P. Morgan and related persons against various liabilities relating to or arising out of activities performed or services furnished by J.P. Morgan pursuant to the Engagement Letter. The Board chose to engage J.P. Morgan given, among other things, J.P. Morgan’s reputation, familiarity with the Company, including from having acted as underwriter in connection with the Company’s initial public offering, and the industry, and experience with transactions similar to those contemplated by the Board.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s shareholders on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for scheduled vesting of outstanding equity awards and issuances by the Company of Shares with respect thereto and except for the grant of the Top-Up Option (as defined below) pursuant to the Merger Agreement, to the Company’s knowledge, no transactions with respect to the Shares have been effected by any of the Company’s directors, executive officers or affiliates.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed that from and after the date of the Merger Agreement, the Company will, and will cause its subsidiaries to, and will direct the Company’s representatives to, immediately cease any discussions or negotiations with any third parties that may be ongoing as of the date of the Merger Agreement with respect to an actual or potential competing proposal, immediately terminate the access of third parties to any data room the Company has established with respect to the transactions contemplated by the Merger Agreement, and promptly request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of any confidential information previously furnished to any third party with respect to an actual or potential competing proposal and any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any competing proposal. The Company also has agreed, from and after the date of the Merger Agreement, not to, and to cause its subsidiaries to not, and to direct the Company’s representatives not to, (A) initiate, solicit or knowingly encourage or facilitate any inquiries or the making or submission of any offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, a competing proposal, (B) furnish any non-public information regarding the Company or any its subsidiaries to any third person in connection with, or under circumstances that would reasonably be expected to lead to, a competing proposal, (C) participate in any discussions or negotiations with any third person with respect to any competing proposal, (D) amend, terminate or waive any provisions of any confidentiality, standstill or similar agreement to which it is a party with respect to any actual or potential competing proposal, (E) execute or enter into any letter of intent, agreement in principle or acquisition agreement relating to any competing proposal (other than a confidentiality agreement that meets certain requirements) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or (F) agree or publicly announce an intention to do any of the foregoing. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited competing proposal or the Company Board intends to withdraw, withhold, modify or amend, in a manner adverse to Parent, its recommendation that the shareholders of the Company accept the Offer, tender their Shares to Purchaser and, to the extent applicable, adopt and approve the Merger Agreement and the Merger. The information set forth in “Section 13—The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation of Transactions” of the Offer to Purchase is incorporated herein by reference.

Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Aggregate Amounts of Potential Compensation

The following table summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of Options pursuant to the Merger Agreement) and, for certain payments and benefits, if the named executive officer thereafter incurs a termination of employment under certain circumstances. The amounts shown in the table are approximate and reflect certain assumptions that the Company has made in accordance with the SEC’s executive compensation disclosure rules. These assumptions are that the termination of employment or change in control occurred on May 1, 2015 (the first date upon which the Offer may be consummated), and that the value of a Share on that day was $16.50, which is equal to the Offer Price and the Merger Consideration. In addition, in accordance with the SEC’s executive compensation disclosure rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the change in control. These payments and benefits include: benefits under the Company’s qualified profit sharing and savings plan, accrued vacation pay, and health plan continuation and other similar amounts payable when employment terminates under programs applicable to salaried employees of the Company and its subsidiaries generally.

The table below estimates what would be paid on May 1, 2015, assuming each named executive officer’s employment is terminated under circumstances entitling the named executive officer to severance benefits. See also “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” for information regarding the current change in control arrangements with the Company’s current executive officers.

Golden Parachute Compensation(1)

	Cash(2)	Equity(3)	Total(4)
Robert J. Palay,	$2,676,000	$508,082	$3,184,083
Chief Executive Officer and Chairman

Dr. Thomas M. Palay,	$2,684,199	$508,082	$3,192,282
President and Vice Chairman

Dr. Emile F. Nuwaysir,	$606,375	$229,991	$836,366
Vice President and Chief Operating Officer

Christopher Parker,	—	$228,767	$228,767
Vice President and Chief Commercial Officer

(1)	All amounts reflected in the table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change in control that will occur upon consummation of the Offer and a qualifying termination of employment within a limited period of time prior to or after the change in control), except for the accelerated vesting and cash-out of the Options, which is attributable to a single-trigger arrangement (i.e., the amount is triggered by the change in control which occurs upon consummation of the Offer and payment is not conditioned upon the officer’s involuntary termination). In the case of Mr. Palay and Dr. Palay, each are eligible for severance benefits if (i) within 12 months after a change in control of the Company the officer’s employment is terminated by the Company without cause, by the officer for good reason, or due to a Company non-renewal of the employment agreement, or (ii) within 90 days prior to a change in control, the officer’s employment is terminated by the Company without cause in anticipation of a change in control. Dr. Nuwaysir would be eligible to receive severance benefits under his employment agreement if he is terminated by the Company without cause or he resigns for good reason within 12 months after a change in control.
(2)	Amounts reflect cash severance benefits that would be payable under the named executive officers’ respective employment agreements with the Company assuming a qualifying termination of employment immediately following consummation of the Offer. The cash severance benefits payable pursuant to the employment agreements of Mr. Palay and Dr. Palay are equal to (i) three times the sum of (a) the officer’s annual base salary and (b) the officer’s target bonus, (ii) the cost of monthly health insurance premiums for 36 months, and (iii) the officer’s prorated bonus for 2015, based on actual performance. The cash severance payments described in (i) and (ii) would be paid in a lump sum shortly after termination. Any prorated 2015 annual bonus would be payable when annual bonuses are paid to continuing employees. The cash severance benefits payable pursuant to Dr. Nuwaysir’s employment agreement are equal to the sum of Mr. Nuwaysir’s annual base salary and target bonus amount for the year of termination. Under the terms of the employment agreements for Mr. Palay and Dr. Palay, each is subject to restrictive covenants relating to non-competition and non-solicitation for one year following the executive’s qualifying termination of employment.
(3)	Amounts reflect the accelerated vesting of outstanding option awards held by each named executive officer triggered by the change in control which will occur upon consummation of the Offer.
(4)	Under the terms of the employment agreements of Mr. Palay and Dr. Palay, if the payments and benefits to the named executive officer would subject the named executive officer to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, if such reduction would result in the named executive officer receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the employment agreements.

Regulatory Approvals

United States

The Offer is conditioned on satisfaction of the condition that any applicable waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or been terminated (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties are required to make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“Antitrust Division”).

Under the HSR Act and the rules promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See “Section 15—Certain Legal Matters—Antitrust” in the Offer to Purchase. To the knowledge of the Company, as of the date of this Statement, the Parent has not yet furnished any such information or documentary materials to the Antitrust Division or the FTC in connection with the Offer.

Under the HSR Act, the initial waiting period for a cash tender offer is 15 days. This period may be shortened if the FTC and the Antitrust Division approve “early termination” of the waiting period. Alternatively, the initial waiting period may be extended if either (a) the acquiring person voluntarily withdraws and re-files its HSR Act notification to allow for a second 15-day waiting period or (b) the reviewing agency issues a formal request for additional information and documentary material. Even if “early termination” of the waiting period is granted, the FTC and the Antitrust Division may further consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking to impose conditions to the completion of the Offer. Although the Company believes that the consummation of the Offer will not violate any U.S. federal or state antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See “Section 14—Conditions of the Offer” in the Offer to Purchase.

Other Jurisdictions

The Company and Parent or certain affiliates of Parent may be required or may find it desirable to make filings under the antitrust or competition laws of jurisdictions outside of the U.S. in connection with the closing of the Offer or the Merger. However, Purchaser’s obligation to accept for payment and pay for Shares tendered to Purchaser in the Offer is not conditioned on obtaining approval in any of these jurisdictions.

Dissenters’ Rights

Holders of Shares tendered in the Offer will not be entitled to exercise statutory dissenters’ rights under the WBCL. Although the WBCL is not entirely clear as to whether dissenters’ rights apply to a “short-form” merger under Section 180.1104 of the WBCL, Parent and Purchaser intend to take the position that under Section 180.1302 of the WBCL, holders of Shares will not have dissenters’ rights if the Shares continue to be quoted on Nasdaq on the date used for purposes of determining whether the Merger may be consummated as a

“short-form” merger. Accordingly, we believe holders of Shares will not have dissenters’ rights under 180.1302 of the WBCL in connection with the Merger.

However, if the Offer is successful and a subsequent Merger involving the Company is consummated and dissenters’ rights do apply to the Merger, whether because the Shares are no longer listed on Nasdaq on such date or otherwise, then shareholders who have not tendered their Shares in the Offer and do not vote in favor of the Merger, and who otherwise comply with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL, will have certain rights under the WBCL to a judicial determination of the fair value of their Shares and to receive a cash payment equal to such fair value of their Shares, plus accrued interest, from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined in any such proceeding could be the same as, more than or less than the price per Share to be paid in the Offer or any subsequent Merger.

The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the WBCL and is qualified in its entirety by reference to Sections 180.1301 to 180.1331 of the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL. Shareholders who tender Shares in the Offer will not be entitled to exercise dissenters’ rights with respect to such Shares but, rather, will receive the Offer Price.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the price to be paid in the Offer, up to that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, equals at least one Share more than 90% of the outstanding Shares (on a fully-diluted basis) immediately after the issuance of Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 180.1104 of the WBCL without a vote of the Company’s shareholders at a time when the approval of the Merger at a meeting of Company shareholders would otherwise be assured because of Purchaser’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer. The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option will be paid by Purchaser at its option, either in cash or by delivery of cash and a promissory note. Any such promissory note will bear simple interest at a rate of 5.00% per annum in arrears at maturity, will mature on the first anniversary of the date of issuance of such note, will be full recourse to Parent and the Purchaser, and may be prepaid, at any time, in whole or in part, without premium or penalty.

The Top-Up Option may be exercised by Purchaser once, in whole and not in part, at any time during the five business day period after Purchaser has accepted for payment and pays for all Shares validly tendered pursuant to the Offer; provided, however, that the Top-Up Option may not be exercised unless (i) immediately after the exercise of the Top-Up Option and the issuance of Top-Up Option Shares (and not before), the threshold required to complete the Merger as a “short-form” merger under the WBCL would be reached (assuming the issuance of the Top-Up Option Shares); (ii) no governmental entity of competent jurisdiction has issued or granted any order, writ, injunction, judgment or decree prohibiting the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise; and (iii) the issuance of the Top-Up Option does not cause the Company to have shares of common stock of the Company outstanding in excess of the number of shares of common stock of the Company authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up Option. Purchaser has agreed to, and Parent has agreed to cause Purchaser to, exercise the Top-Up Option in accordance with the applicable terms of the Merger Agreement on the same day as the closing of the Offer if possible and if that is not possible as soon thereafter as possible.

The foregoing summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to this Statement and is incorporated herein by reference.

State Takeover Laws

A number of states have adopted takeover laws and regulations (including Wisconsin, where the Company is incorporated) that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

Wisconsin Business Combination Statute

The provisions of Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”) regulate a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.” The Company is a resident domestic corporation as defined in this statute. The Wisconsin Business Combination Statute defines a “business combination” to include a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder, or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5 percent of the aggregate market value of the stock or assets of the resident domestic corporation or 10 percent of its earning power or income, or issuance of stock or rights to purchase stock with a market value of equal to at least 5 percent of the aggregate market value of all of the outstanding stock, adoption of a plan of liquidation and certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder. The Merger will be a business combination as defined in the Wisconsin Business Combination Statute. An “interested stockholder” is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of a resident domestic corporation. While neither Parent nor Purchaser is, nor at any time for the past three years has been, an interested stockholder of the Company, following the consummation of the Offer, Purchaser will be an interested stockholder of the Company. The Wisconsin Business Combination Statute prohibits a resident domestic corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the date on which the interested stockholder became such; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or (iv) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

The Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, have been approved by the Board. Therefore, the Wisconsin Business Combination Statute will not apply to the Merger.

Wisconsin Fair Price Statute

Sections 180.1130 to 180.1132 of the WBCL (the “Wisconsin Fair Price Statute”) regulate a broad range of “business combinations” between a “resident domestic corporation” and a “significant shareholder.” The Company is a resident domestic corporation as defined in this Statute. The Wisconsin Fair Price Statute defines a “business combination” to include a merger or share exchange (except for certain mergers or share exchanges, including a merger pursuant to Section 180.1104 of the WBCL (i.e., a “short-form” merger)) with a significant shareholder or a corporation that is, or after such merger or share exchange would be, an affiliate of a significant shareholder or the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder. The Merger will be a business combination as defined in the Wisconsin Fair Practice Statute if it is not consummated as a “short-form” merger pursuant to Section 180.1104 of the WBCL. A “significant shareholder” is generally defined as a person who beneficially owns 10 percent or more of the voting power of the outstanding voting shares of a resident domestic corporation. Following the consummation of the Offer, Purchaser will be a significant shareholder of the Company.

Business combinations subject to the Wisconsin Fair Price Statute must be approved by 80 percent of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of the resident domestic corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (1) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher; (B) the highest closing price of the resident domestic corporation’s shares in the 30-day period preceding the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is to be received by the shareholders in the business combination.

If, as the parties intend and as discussed above under “Top-Up Option”, the Merger is consummated as a “short-form” merger pursuant to Section 180.1104 of the WBCL, the Wisconsin Fair Price Statute will not apply to the Merger.

Wisconsin Control Share Statute

Under Section 180.1150 of the WBCL (the “Wisconsin Control Share Statute”), unless the articles of incorporation otherwise provide, or the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by a person or persons acting as a group in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation.

The Board has specified that at and following the Acceptance Time the provisions of the Wisconsin Control Share Statute will not apply to any of the outstanding Shares, including any Shares held by Parent, Purchaser or any other affiliate of Parent.

Certain Litigation

On April 1, 2015, a putative class action lawsuit (Kahl v. Cellular Dynamics International, Inc., et al., Case No.: 15CV0856) on behalf of shareholders of the Company was filed in the Circuit Court of Dane County, Wisconsin, Civil Division, against the Company, the Company’s directors, Parent and Purchaser in connection with the Offer. The lawsuit alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders by, among other things, allegedly failing to undertake an adequate sales process or to “fully inform themselves” of the market value of the Company before entering into the Merger Agreement; allegedly failing to maximize shareholder value and agreeing to a sales price that allegedly undervalues the

Company; implementing allegedly preclusive or coercive deal protection devices; allegedly failing to act in the best interests of the Company’s shareholders; and allegedly failing to act with good faith, due care and loyalty. The lawsuit also alleges that the Company, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duties by the Company’s directors. The lawsuit seeks, among other things, declaration of the action as a proper class action; equitable relief that would enjoin the consummation of the Offer and the subsequent Merger; rescinding, to the extent already implemented, the Merger Agreement and the terms thereof; and fees and costs associated with the litigation, and other relief.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains “forward-looking statements” that involve significant risks and uncertainties. All statements contained in this Statement, other than statements of historical fact, are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Purchaser must have accepted for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of the Company; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on management’s current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Such risks include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. It is not possible for the Company’s management to predict all risks, nor can we assess the impact of all factors or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements the Company makes herein. In light of these risks and uncertainties, the future events discussed in this Statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares may also obtain free copies of the documents filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cellulardynamics.com under the heading “Investors” portion of the Company’s website. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 3, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).*

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on April 3, 2015 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO of Purchaser filed with the SEC on April 3, 2015).

(a)(5)(A)	Joint Press Release issued by the Company and Parent, dated March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(a)(5)(B)	Press Release issued by Parent in Japan dated March 30, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-C of Purchaser filed with the SEC on March 30, 2015).

(a)(5)(C)	Opinion of J.P. Morgan Securities LLC, dated March 30, 2015 (incorporated by referenced to Annex A attached to this Statement).*

(d)(1)	Agreement and Plan of Merger, dated March 30, 2015, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2015).*

(d)(2)	Confidentiality Agreement, dated January 26, 2015, by and between the Company and Fujifilm Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on March 30, 2015).

(d)(3)	Promissory Note, dated March 30, 2015, made by the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(e)(1)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(e)(2)	Sixth Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed August 29, 2013).

(e)(3)	Amended and Restated By-Laws of the Company, dated as of July 30, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q filed August 29, 2013).

(e)(4)	Form of Indemnification Agreement by and between the Company and each of its directors (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed June 3, 2013).

Exhibit Number	Description

(e)(5)	Employment Agreement, between the Company and Robert J. Palay, dated as of July 30, 2013 (incorporated by reference to Exhibit 10.49.1 to the Company’s 10-Q filed on November 12, 2013).

(e)(6)	Employment Agreement, between the Company and Thomas M. Palay, dated as of July 30, 2013 (incorporated by reference to Exhibit 10.49.2 to the Company’s 10-Q filed on November 12, 2013).

(e)(7)	Employment Agreement, between the Company and Dr. Emile Nuwaysir, dated as of December 19, 2008 (incorporated by reference to Exhibit 10.12 to the Company’s S-1 filed on June 3, 2013).

(e)(8)	Employment Agreement, between the Company and Timothy D. Daley, dated as of January 9, 2015 (incorporated by reference to Exhibit 10.28 to the Company’s Form 10-K filed on March 5, 2015).

(e)(9)	Employment Agreement, between the Company and Anna M. Geyso, dated as of November 18, 2013.

(e)(10)	2008 Equity Incentive Plan of the Company (as amended) (incorporated by reference to Exhibit 10.5 to the Company’s 10-K filed on March 5, 2015).

(e)(11)	Form of Executive Officer Stock Option Agreements (2008 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company’s 10-K filed on March 5, 2015).

(e)(12)	Form of Director Stock Option Agreements (2008 Equity Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company’s 10-K filed on March 5, 2015).

(e)(13)	Form of Consultant Stock Option Agreements (2008 Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Company’s 10-K filed on March 5, 2015).

(e)(14)	Form of Employee Stock Option Agreements (2008 Equity Incentive Plan) (incorporated by reference to Exhibit 10.4 to the Company’s 10-K filed on March 5, 2015).

(e)(15)	2013 Equity Incentive Plan of the Company (incorporated by reference to Exhibit 10.6 to the Company’s 10-K filed on March 5, 2015).

(e)(16)	Form of Stock Option Agreement between the Company and Chief Executive Officer and Chairman and President and Vice Chairman (2013 Equity Incentive Plan) (incorporated by reference to Exhibit 10.50 to the Company’s 10-K filed on March 5, 2015).

(e)(17)	Form of Executive Officer Stock Option Agreement (2013 Equity Incentive Plan) (incorporated by reference to Exhibit 10.51 to the Company’s 10-K filed on March 5, 2015).

(e)(18)	Form of Director Stock Option Agreement (2013 Equity Incentive Plan) (incorporated by reference to Exhibit 10.52 to the Company’s 10-K filed on March 5, 2015).

(e)(19)	Form of Stock Option Agreement between the Company and James A. Thomson (2013 Equity Incentive Plan) (incorporated by reference to Exhibit 10.53 to the Company’s 10-K filed on March 5, 2015).

(e)(20)	Stock Option Agreement dated as of July 10, 2014 between the Company and Timothy D. Daley (incorporated by reference to Exhibit 10.15 to the Company’s 10-K filed on March 5, 2015).

(e)(21)	Nonstatutory Stock Option Agreement dated October 18, 2010 by and between Registrant and James Thomson (incorporated by reference to Exhibit 10.31 to the Company’s 10-K filed on March 5, 2015).

(e)(22)	Nonstatutory Stock Option Agreement dated December 20, 2011 by and between Registrant and James Thomson (incorporated by reference to Exhibit 10.35 to the Company’s 10-K filed on March 5, 2015).

*	Included in materials mailed to shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cellular Dynamics International, Inc.

By:	/s/ Robert J. Palay
Robert J. Palay
Chairman of the Board and Chief Executive Officer

Dated: April 3, 2015

Annex A

March 30, 2015

The Board of Directors

Cellular Dynamics International, Inc.

525 Science Drive

Madison, WI 53711

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Cellular Dynamics International, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the agreement and plan of merger, dated as of March 30, 2015 (the “Agreement”), among the Company, FUJIFILM Holdings Corporation (the “Acquiror”) and its wholly-owned subsidiary, Badger Acquisition Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $16.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury of the Company or owned of record by any Company subsidiary, the Acquiror, Acquisition Sub or any of their respective subsidiaries and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on the Company’s initial public offering in July 2013. In addition, our commercial banking affiliate is a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. During the two years preceding the date of this letter, we and our affiliates have provided treasury and securities services and asset and wealth management services to the Acquiror, for which we and such affiliates have received customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC